October 8, 2019

Kevin Brian Cox
Chief Executive Officer
Surge Holdings, Inc.
3124 Brother Boulevard, Suite 104
Bartlett, TN 38133

       Re: Surge Holdings, Inc.
           Registration Statement on Form S-1
           Filed September 12, 2019
           File No. 333-233726

Dear Mr. Cox:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed on September 12, 2019

Cover Page

1.     Please identify the underwriter in your next amendment.
Risk Factors, page 6

2. Please include additional risk factors highlighting your recent losses and increased reliance on debt financing focusing on the effect of both on your results of operation and financial condition.
Market For Our Common Stock and Related Stockholder Matters, page 14

3. We note the statement on your website that indicates that you have filed an application to uplist your common stock on the Nasdaq Capital Market on March 5, 2019. Please advise
 Kevin Brian Cox
Surge Holdings, Inc.
October 8, 2019
Page 2
         since your registration statement indicates that you "continue to work towards listing on the Nasdaq Capital Market."
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
16

4. For all periods presented, please provide a separate discussion of each segment s results
         (Surge and TW) in MD&A, including sales, gross margin, and operating income (loss).
         Please discuss the factors that contributed to changes in these amounts. When more than one factor contributes to the change between periods, please quantify the impact of each factor separately. Refer to Item 303(A) of Regulation S-K for further guidance.
5. Please also provide additional analysis concerning the quality and variability of your earnings and cash flows of each segment (Surge and TW) so that investors can ascertain the likelihood or to the extent that past performance is indicative of future performance.
         In this regard, with a view to understanding the primary drivers behind your decrease in revenue, please discuss which line of products, services or licenses have generated revenues, including any known trends and uncertainties associated with those products, services or licenses.
6. Rather than reciting your financial results for the periods presented, you should refocus your discussion on the drivers behind the changes in your financial results across financial periods and management's actions taken, or to be taken, in response to material changes in your financial results.
Liquidity, Capital Resources and Going Concern, page 20

7. Please expand your disclosure to include your estimated cash requirements over the next twelve months.
Business, page 22

8. Please revise to disclose all the information required under Item 101(h)(4) of Regulation
         S-K. We note, as examples only, such topics as the nature of your competition, the nature of your customer base, the number of your employees, and the present and potential future impact of government regulations on your financial results. Directors and Executive Officers, page 26

FirstName LastNameKevin Brian Cox Mr. Nuzzo led Glass Mountain Capital LLC.
9.     Please revise to clarify how long
Comapanypage 29 you refer to a reverse stock split described elsewhere in the prospectus, but we
10.    On NameSurge Holdings, Inc.
October 8, unable to locate any such discussion. Please revise or advise.
       are 2019 Page 2
FirstName LastName
 Kevin Brian Cox
FirstName LastNameKevin Brian Cox
Surge Holdings, Inc.
Comapany 2019
October 8, NameSurge Holdings, Inc.
October 8, 2019 Page 3
Page 3
FirstName LastName
Recent Sales of Unregistered Securities, page 53

11. With respect to the sales made during the six-month period ended June 30, 2019, please revise to name the persons or identify the class of persons to whom the securities were sold. We refer you to Item 701(b) of Regulation S-K.
12. It appears that you disclose the same transaction three times under the date June 29, 2019.
         Please revise or advise.
Item 16. Exhibits and Financial Statement Schedules
Exhibit 23.1, page 55

13. Please include a currently dated, signed consent from your independent registered public accounting firm in an amendment to your Form S-1 prior to requesting effectiveness.
Consolidated Financial Statements
Summary of Significant Accounting Policies
Revenue Recognition, page F-12

14. Please apply the guidance to disaggregate revenue into categories that depict how the nature, amount, timing, and uncertainty of revenue and cash flows are affected by economic factors, e.g., geographical regions, customer market or type and sales channel, or advise us. In addition, please disclose sufficient information to enable the understanding of the relationship between disaggregated revenue disclosures and revenue information for each reportable segment. Refer to ASC 606-10-50-5 through 6 and also see ASC 606-10-55-89 through 91.

15. Please provide the disclosure requirements of ASC 606-10-50-12 as it relates to your performance obligations, particularly when you satisfy your performance obligations, significant payment terms, and the nature of goods or services that you have promised to transfer.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Kevin Brian Cox
Surge Holdings, Inc.
October 8, 2019
Page 4

       You may contact Joseph Cascarano, Senior Staff Accountant, at (202) 551-3376 or
Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory
Dundas, Attorney Adviser, at (202) 551-3436 or Larry Spirgel, Office Chief, at
(202) 551-
3815 with any other questions.



                                                          Sincerely,
FirstName LastNameKevin Brian Cox
                                                          Division of
Corporation Finance
Comapany NameSurge Holdings, Inc.
                                                          Office of Trade &
Services
October 8, 2019 Page 4
cc:       Steven Lipstein
FirstName LastName